

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Ms. Paige E. Shannon
Chief Financial Officer, Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

Re: **Horne International, Inc.**
            Form 10-K for the Fiscal Year Ended December 29, 2009
            Forms 10-Q for the Fiscal Quarters Ended
            March 28, 2010 and June 27, 2010
            File No. 1-13953

Dear Ms. Shannon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief